UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G	Amendment 16

(Name of Issuer)
	Marcus Corporation

(Title of Class of Securities)
Common Stock

(CUSIP Number)
566330106

Rule 13d-1(b)

(Date of Event Which Requires Filing of This Statement)
June 29, 2007

NAME OF REPORTING PERSON
Private Capital Management, L.P. ("PCM")

I.R.S. IDENTIFICATION NO.
59-3654603

MEMBER OF A GROUP?
(b) X

PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	89,487
SHARED VOTING POWER*	 5,672,025
SOLE DISPOSITIVE POWER 	89,487
SHARED DISPOSITIVE POWER	 5,672,025

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON**
	 5,761,512

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	26.6%

TYPE OF REPORTING PERSON
IA



ITEMS 1 - 10 OF GENERAL INSTRUCTIONS

Item 1.
(a)Name of Issuer: 	Marcus Corporation
(b)Address of Issuer: 	100 East Wisconsin Avenue, Suite 1900,
   Milwaukee, WI  53202

Item 2.
(a)Name of Person Filing:  PCM
(b)Address of Person Filing: 8889 Pelican Bay Blvd., Suite 500
   Naples, FL  34108
(c)Citizenship:  Delaware
(d)Title of Class of Securities:  Common Stock
(e)CUSIP Number:  	566330106

Item 3.
The reporting person is filing as an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership
(a) Amount Beneficially Owned**
	5,761,512
(b) Percent of Class
	26.6%
(c) Number of shares as to which such person has:
   (i)   sole power to vote or to direct the vote
	89,487
   (ii)  shared power to vote or to direct the vote*
	5,672,025
   (iii) sole power to dispose or to direct the disposition of
	89,487
   (iv)  shared power to dispose or to direct the disposition of
	5,672,025

Item 5. Ownership of Five Percent or Less of Class:
N/A

Item 6. Ownership of More than Five Percent on Behalf of Another
Person:
N/A

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company:
N/A

Item 8. Identification and Classification of Members of the Group:
N/A

Item 9. Notice of Dissolution of Group:
N/A

Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


* PCM exercises shared voting authority with respect to shares held by those PCM clients that have delegated proxy voting authority to PCM. Such delegation may be granted or revoked at any time at the client's discretion.

** PCM disclaims beneficial ownership of shares over which it has dispositive power and disclaims the existence of a group.


Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2007

/s/ Chad D. Atkins
    General Counsel

Duly authorized under Power of Attorney dated January 3, 2007 by and on behalf of Private Capital Management, L.P.